UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Charles S. Leykum

2500 Summer Street, Suite 1100

Houston, Texas 77007

(281) 407-0686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1.	Name of Reporting Persons Charles S. Leykum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,324
	8.	Shared Voting Power 4,566,990
	9.	Sole Dispositive Power 41,324
	10.	Shared Dispositive Power 4,566,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,608,314
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person IN

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunity GP I, LLC 45-2494955
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,816
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,816
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,816
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunity GP II, LLC 47-2465769
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,565,174
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,565,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,174
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons Ranger Energy Holdings, LLC 38-3934054
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons Torrent Energy Holdings, LLC 37-1760971
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons Ranger Energy Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons Torrent Energy Holdings II, LLC 30-0998585
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Holdings I, LLC 45-2665080
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Holdings II, LLC 32-0456689
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,565,174
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,565,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,174
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL CM GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,566,990
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,566,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,566,990
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Capital Management, L.P. 26-2463632
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,566,990
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,566,990

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,566,990
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Fund II Preferred Holdings LLC 85-1368579
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,565,174
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,565,174
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,174
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person OO

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunities Fund I, L.P. 45-2495008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person PN

CUSIP No. 75282U 104

1.	Name of Reporting Persons CSL Energy Opportunities Fund II, L.P. 36-4799022
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,565,174
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,565,174

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,565,174
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person PN

Explanatory Note

This Amendment No. 4 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P. and CSL Energy Opportunities Master Fund, LLC with the Securities and Exchange Commission on November 19, 2019, as amended on March 16, 2020, May 15, 2020 and September 22, 2021 (as amended, the “Schedule 13D”) relating to the Class A Common Stock of Ranger Energy Services Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 10350 Richmond, Suite 550, Houston, Texas 77042. Except as set forth below and as to give effect to the changes in ownership amounts reflected above, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Calculations of the percentage of shares of Class A Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 24,412,713 shares of Class A Common Stock outstanding (based on the Issuer’s Quarterly Report on Form 10-Q filed on October 31, 2023).

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

On November 7, 2023, each of CSL Energy Opportunities Fund I, L.P. (“CSL OI”) and CSL Energy Opportunities Offshore Fund I, L.P. (“CSL Offshore OI”) distributed all 1,831,477 and 801,698 shares of Class A Common Stock it held, respectively, pro rata to its respective limited partners and to CSL Energy Opportunity GP I, LLC (“CSL GP I”), its general partner, in connection with a liquidating distribution. Following such distribution, Charles S. Leykum (“Leykum”) is the record holder of 41,324 shares of Class A Common Stock and CSL GP I is the record holder of 1,816 shares of Class A Common Stock.

CSL Fund II Preferred Holdings LLC (“CSL Preferred Holdings”) continues to be the record holder of 4,565,174 shares of Class A Common Stock. CSL Energy Opportunities Fund II, L.P. (“CSL OII”) and CSL Energy Holdings II, LLC (“CSL HII” and, collectively with CSL OI, CSL Offshore OI, and CSL Preferred Holdings, the “CSL Funds”) are members of CSL Preferred Holdings. CSL Energy Opportunity GP II, LLC (“CSL GP II”) is (i) the general partner of CSL OII and (ii) the managing member of CSL HII.

CSL Capital Management, L.P. (“CSL Capital Management”) is the investment advisor to the CSL Funds. CSL CM GP, LLC (“CSL CM GP”) is the general partner of CSL Capital Management. Leykum is the managing member of each of CSL GP I, CSL GP II and CSL CM GP.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Leykum, CSL GP II and CSL Preferred Holdings to the extent any of such persons directly holds the securities reported on this Schedule 13D) is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as set forth in this Amendment No. 4, none of the Reporting Persons has effected any transaction in Class A Common Stock in the past 60 days.

(e) CSL OI, CSL GP I and CSL Offshore OI ceased to be the beneficial owners of more than five percent of the outstanding Class A Common Stock on November 7, 2023. As a result of certain distributions and reorganizations, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC and CSL Energy Holdings I, LLC have ceased to be the beneficial owners of more than five percent of the outstanding Class A Common Stock.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

11	Joint Filing Agreement, by and among the Reporting Persons, dated as of November 7, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member

CSL Energy Opportunity GP II, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member

Ranger Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Senior Vice President

Torrent Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Senior Vice President

Ranger Energy Holdings II, LLC

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Manager

Torrent Energy Holdings II, LLC

By:	CSL Energy Holdings I, LLC,
its managing member

By:	CSL Energy Opportunity GP I, LLC
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

CSL Energy Holdings I, LLC

By:	CSL Energy Opportunity GP I, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Holdings II, LLC

By:	CSL Energy Opportunity GP II, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL CM GP, LLC

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Capital Management, L.P.

By:	CSL CM GP, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Fund II Preferred Holdings LLC

By:	CSL Capital Management, L.P.

By:	CSL CM GP, LLC, its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund I, L.P.

By:	CSL Energy Opportunity GP I, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member